EXHIBIT 99.1

GOLD STANDARD CONTINUES TO EXPAND OXIDE GOLD ZONES AT PINION,
CARLIN TREND NEVADA

Holes include oxidized intercepts of 32.0m of 2.25 g Au/t and 33.5m of 1.42 g Au/t

November 18, 2014 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard” or the “Company”) today announced assay results of eight reverse-circulation (RC) holes from the Pinion Phase 2 drilling program at its 100%-owned Railroad-Pinion Project in Nevada’s Carlin Trend. All eight returned significant intercepts with gold values well above the cut-off grade established by APEX Geoscience Ltd. of Edmonton, Canada in its NI 43-101 resource estimate announced on September 10, 2014 (see news release), with intercepts up to 32 meters of 2.25 grams per tonne (g Au/t) in hole PIN 14-18.

Phase 2 drilling was designed to extend areas of known shallow oxide gold mineralization along strike and at depth, and to test new targets identified by the Phase 1 program.  Phase 2 (now completed) included
10,893m of RC drilling in 44 holes (click the following link for a Pinion Phase 2 drill hole map:  http://goldstandardv.com/pinion-phase-2/).  Assays are pending for holes PIN14-19, and PIN14-23 through PIN14-57.

Key Observations:

•
The targeted multilithic, dissolution collapse breccia host was intersected in all eight holes.  Similar to the Phase 1 drilling, gold mineralization is continuous and widespread within this highly permeable, silicified, and oxidized breccia which is favorably sandwiched between relatively impermeable silty micrite of the overlying Mississippian Tripon Pass Formation and thick-bedded calcarenite of the underlying Devil’s Gate Formation.

•
At the new Anticline Target, gold bearing intercepts in PIN14-14, -16, -18 and -21 confirm and expand additional oxidized mineralization along the axis of a north-northeast-striking anticline.  The four holes drilled into this target successfully intersected mineralization over a strike length of 170m, representing a separate zone of thicker, higher grade gold extending south-southwest from Main Zone mineralization (click the following link for a Pinion Phase 2 cross section:   http://goldstandardv.com/pinion-phase-2/).  Higher grade intervals, exceeding 2.0g Au/t in PIN14-18 and -21, remain open along strike to the south.

•
At East Pinion, holes PIN14-20 and PIN14-22 expanded the lateral extent of the breccia hosted gold zone 75m to the north and 75m to the east, respectively, from historic drill intercepts.  Mineralization in PIN14-20 is open to the north for additional exploration.

•	Gold bearing intercepts in PIN14-15 and PIN14-17 successfully in-filled an area on the east side of Pinion where historic drill holes were spaced 30 to 60 meters apart.

Drill results are as follows:

Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
PIN14-14	RC	229	-69	257.6	173.8 - 190.6	16.8	0.62
					242.4 - 248.5	6.1	0.28
PIN14-15	RC	244	-73	201.2	0 - 4.6	4.6	0.21
					82.3 – 115.8	33.5	0.36
					126.5 – 143.3	16.8	0.23
					154.0 – 160.1	6.1	0.25
PIN14-16	RC	200	-63	275.9	218.0 – 253.1	35.1	0.78
PIN14-17	RC	155	-74	231.7	99.1 – 115.9	16.8	0.22
					135.7 – 157.0	21.3	0.39
PIN14-18	RC	305	-68	245.4	154.0 – 186.0	32.0	2.25
Including					154.0 – 160.1	6.1	3.96
PIN14-20	RC	336	-60	231.7	126.5 – 141.7	15.2	0.38
					147.9 – 155.5	7.6	0.56
					163.1 – 176.8	13.7	0.21
PIN14-21	RC	227	-60	263.7	161.6 – 195.1	33.5	1.42
				Including	169.2 – 175.3	6.1	2.00
				Including	181.4 – 190.6	9.2	1.80
PIN14-22	RC	115	-50	265.2	4.6 – 10.7	6.1	0.30
					179.8 – 182.9	3.1	0.78
** Gold intervals reported in this table were calculated using a 0.14 g Au/t cutoff.  Weighted averaging has been used to calculate all reported intervals.  True widths are estimated at 75-90% of drilled thicknesses.

Mac Jackson, Gold Standard’s Vice President of Exploration stated, “We tested multiple targets with 44 holes during phase 2 drilling at Pinion, and with these intercepts in the anticline and east targets, results are off to a great start.  Grade and thickness of the oxide gold zone continue to correlate well with the collapse breccia host horizon, which increases in thickness or strength of alteration within structural zones like the anticline or crossing faults.  We look forward to a steady stream of assay results now that we have completed phase 2 at Pinion.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:

All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the drill to the sample preparation facility was continuously monitored. A blank, quarter core duplicate or certified reference material was inserted approximately every tenth sample. The samples are delivered to ALS Minerals preparation facility in Elko, NV. The samples are crushed and pulverized and sample pulps are shipped to ALS Minerals certified laboratory in Vancouver. Pulps are digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split.    All other elements are determined by ICP analysis. Data verification of the analytical results includes a statistical analysis of the duplicates, standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries in Nevada. The Company’s flagship project, the Railroad-Pinion Gold Project, is located within the prolific Carlin Trend. The recent Pinion gold deposit acquisition offers Gold Standard a potential near-term development option and further consolidates the Company’s premier land package in the Carlin Trend. The Pinion deposit now has an NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 20.84 million tonnes grading 0.63 grams per tonne (g/t) gold (Au), totaling 423,000 ounces of gold and an Inferred Resource of 55.93 million tonnes grading 0.57 g/t Au, totaling 1,022,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced September 10, 2014).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed financing are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a "reserve" unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Accordingly, information in this press release containing descriptions of the Company's mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com